May 17, 2006
VIA EDGAR TRANSMISSION
U. S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20546

RE:	Longleaf Partners Funds Trust
Registration #811-4923 and #33-10472
Rule 477 Withdrawal Request
Form 485APOS (Accession No: 0000950144-06-004138)
Dear Sir or Madame:
On May 1, 2006, Longleaf Partners Funds Trust (“Longleaf”) filed post-effective amendment #29 to its registration statement under Rule 485(b). The submission met the requirements of Rule 485(b), but the EDGAR tag “485APOS” was used by mistake. The error was corrected the same day when post effective amendment #29 was re-submitted with the correct EDGAR tag “485BPOS.” Also on May 1, 2006, I faxed a letter to the SEC’s Office of EDGAR and Information Analysis on behalf of Longleaf to explain the error.
It is my understanding that the substance of post effective amendment #29 controls, not the EDGAR tag used to transmit the filing. Nonetheless, Longleaf would like to eliminate any confusion, and accordingly hereby respectfully requests the withdrawal of the Form 485APOS which was filed in error on May 1, 2006, referenced with the above accession number. While no securities were sold using the 485APOS filing, post effective amendment #29 contained therein is identical to the one re-submitted on May 1, 2006, under the EDGAR tag “485BPOS,” which remains in effect. Please do not withdraw the 485BPOS filing.
Thank you for your cooperation. Please contact me with any questions at 901-818-5185, or at amccarroll@llpf.com.
Sincerely,
/s/ Andrew R. McCarroll
Andrew R. McCarroll
General Counsel
Southeastern Asset Management, Inc.
Adviser to Longleaf Partners Funds
6410 Poplar Avenue, Suite 900
Memphis, TN 38119